Exhibit 4.3
DESCRIPTION OF COMMON STOCK
The Company’s restated certification of incorporation, as amended, provides that the Company may issue up to 100,000,000 shares of common stock, no par value. As of December 31, 2019, there were 50,498,410 shares of our common stock outstanding. The Company’s common stock is listed on the NASDAQ Global Select Market under the symbol “LBAI.”
Dividend Rights
Holders of the Company’s common stock are entitled to dividends if, as and when determined by the Company’s board of directors in its sole discretion out of funds lawfully available for the payment of dividends, and subject to and qualified by the relative rights and preferences of any shares of preferred stock that the Company’s may issue in the future. The only statutory limitation is that such dividends may not be paid when the Company is insolvent. Funds for the payment of dividends by the Company come primarily from the earnings of Lakeland Bank. Thus, as a practical matter, any restrictions on the ability of Lakeland Bank to pay dividends will act as restrictions on the amount of funds available for payment of dividends by the Company.
As a state bank, Lakeland Bank is subject to limitations on the amount of dividends it may pay to the Company, Lakeland Bank’s only shareholder. Such limitations are imposed by federal and state laws and by regulations and policies adopted by federal and state regulatory agencies. Under New Jersey state law, a bank may not pay dividends unless, following the dividend payment, the capital stock of the bank would be unimpaired and either (a) the bank will have a surplus of not less than 50% of its capital stock, or, if not, (b) the payment of the dividend will not reduce the surplus of the bank.
If, in the opinion of the FDIC, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which could include the payment of dividends), the FDIC may require, after notice and hearing, that such bank cease and desist from such practice or, as a result of an unrelated practice, require the bank to limit dividends in the future. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board and the FDIC have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Regulatory pressures to reclassify and charge off loans and to establish additional loan loss reserves can have the effect of reducing current operating earnings and thus impacting an institution’s ability to pay dividends. Further, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank or bank holding company under their jurisdiction. Compliance with the standards set forth in these policy statements and guidelines could limit the amount of dividends which the Company and Lakeland Bank may pay.
Voting Rights
Each outstanding share of the Company’s common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s shareholders, except as otherwise required by law. The quorum for shareholders’ meetings is a majority of the outstanding shares. Generally, actions and authorizations to be taken or given by shareholders require the approval of a majority of the votes cast by holders of the Company’s common stock at a meeting at which a quorum is present. There is no cumulative voting.
Liquidation Rights
In the event of the liquidation, dissolution or winding up of the Company, holders of the Company’s common stock are entitled to share equally and ratably in assets available for distribution after payment of debts and liabilities, subject to, and qualified by the rights of holders of any preferred stock that the Company may issue in the future.
Assessment and Redemption
All outstanding shares of the Company’s common stock are fully paid and non-assessable. The Company’s common stock is not redeemable at the option of the issuer or the holders thereof.
Other Matters
Certain provisions in the Company’s restated certificate of incorporation, as amended, and applicable New Jersey corporate and banking law, may have the effect of discouraging a change of control of Lakeland Bancorp, even if such a transaction is favored by some of the Company’s shareholders and could result in shareholders receiving a substantial premium over the current market price of the Company’s shares. The primary purpose of these provisions is to encourage negotiations with the Company’s management by persons interested in acquiring control of the Company. These provisions may also tend to perpetuate present management and make it difficult for shareholders owning less than a majority of the shares to be able to elect even a single director.
Under New Jersey corporate law, unless a greater vote is specified in the certificate of incorporation, the affirmative vote of a majority of the votes cast by shareholders entitled to vote on the matter is required to approve, among other things, the sale or other disposition of all or substantially all of the corporation’s assets outside the ordinary course of business or the merger or consolidation of the corporation with another corporation. The Company’s restated certificate of incorporation, as amended, imposes greater-than-majority voting requirements and other requirements in certain such circumstances; provided, however, that such requirements do not apply if a majority of the entire Board approves the proposed transaction.
The Company’s board has the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in control or management.
The Company’s restated certificate of incorporation, as amended, provides that the Company’s board is divided into three classes, one class of which is elected each year by stockholders. The directors in each class serve for a three-year term. This classified board structure may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company because it generally makes it more difficult for stockholders to replace a majority of the directors.
The New Jersey Shareholders Protection Act limits certain transactions involving an “interested shareholder” and a “resident domestic corporation.” A resident domestic corporation is an issuer of voting stock organized under New Jersey law with its principal executive offices or significant business operations located in New Jersey. An interested shareholder is one that (1) beneficially owns, directly or indirectly, 10% or more of the outstanding voting stock of the resident domestic corporation or (2) is an affiliate or associate of the resident domestic corporation and at any time within the past five years beneficially owned, directly or indirectly, 10% or more of the voting power of the then outstanding stock of the resident domestic corporation. In general, the New Jersey Shareholders Protection Act prohibits certain business combinations between an interested shareholder and a resident domestic corporation for five years following the interested shareholder acquiring its stock, unless the corporation’s board of directors approved the business combination prior to the interested shareholder’s stock acquisition date. After the five-year period expires, the prohibition on certain business combinations continues unless the combination is approved by the affirmative vote of two-thirds (2/3) of the voting stock not beneficially owned by the interested shareholder, the combination is approved by the board prior to the interested shareholder’s stock acquisition date or certain fair price provisions are satisfied. The New Jersey Shareholders Protection Act applies to the Company.